UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Netia Holdings S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Ordinary Shares, nominal value 6.00 PLN per share,
                    represented by American Depositary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   64114B 10 4
                                   -----------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 28, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 11

CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------
             1) Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Warburg, Pincus Equity Partners, L.P..........I.D.# 13-3986317
------------ -------------------------------------------------------------------
             2) Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)..........................................................[ ]
                (b)..........................................................[X]
------------ -------------------------------------------------------------------
             3)   SEC Use Only
------------ -------------------------------------------------------------------
             4)   Source of Funds (See Instructions)
------------ -------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is
                  Required Pursuant to Items 2(d) or 2(e)....................[ ]
------------ -------------------------------------------------------------------
             6)   Citizenship or Place of Organization..................Delaware
------------ -------------------------------------------------------------------
Number of                 (7)    Sole Voting Power...........................-0-
Shares Beneficially       ------------------------------------------------------
Owned by                  (8)    Shared Voting Power..................13,198,537
Each Reporting Person     ------------------------------------------------------
With                      (9)    Sole Dispositive Power......................-0-
                          ------------------------------------------------------
                          (10)   Shared Dispositive Power.............13,198,537
------------ -------------------------------------------------------------------
             11)    Aggregate Amount Beneficially Owned by Each
                    Reporting Person..................................13,198,537
------------ -------------------------------------------------------------------
             12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)................................[ ]
------------ -------------------------------------------------------------------
             13)    Percent of Class Represented by Amount in Row (11).....3.74%
------------ -------------------------------------------------------------------
             14)    Type of Reporting Person (See Instructions)...............PN
------------ -------------------------------------------------------------------

Schedule 13D                                                        Page 3 of 11

CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------
             1) Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Warburg, Pincus Ventures International, L.P...........I.D.# NA
------------ -------------------------------------------------------------------
             2) Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)..........................................................[ ]
                (b)..........................................................[X]
------------ -------------------------------------------------------------------
             3)   SEC Use Only
------------ -------------------------------------------------------------------
             4)   Source of Funds (See Instructions)
------------ -------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is
                  Required Pursuant to Items 2(d) or 2(e)....................[ ]
------------ -------------------------------------------------------------------
             6)   Citizenship or Place of Organization...................Bermuda
------------ -------------------------------------------------------------------
Number of                  (7)   Sole Voting Power...........................-0-
Shares Beneficially        -----------------------------------------------------
Owned by                   (8)   Shared Voting Power..................13,966,704
Each Reporting Person      -----------------------------------------------------
With                       (9)   Sole Dispositive Power......................-0-
                           -----------------------------------------------------
                           (10)  Shared Dispositive Power.............13,966,704
------------ -------------------------------------------------------------------
             11)    Aggregate Amount Beneficially Owned by Each
                    Reporting Person..................................13,966,704
------------ -------------------------------------------------------------------
             12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)................................[ ]
------------ -------------------------------------------------------------------
             13)    Percent of Class Represented by Amount in Row (11).....3.95%
------------ -------------------------------------------------------------------
             14)    Type of Reporting Person (See Instructions)...............PN
------------ -------------------------------------------------------------------

Schedule 13D                                                        Page 4 of 11

CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------
             1) Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Warburg Pincus & Co...........................I.D.# 13-6358475
------------ -------------------------------------------------------------------
             2) Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)..........................................................[ ]
                (b)..........................................................[X]
------------ -------------------------------------------------------------------
             3)   SEC Use Only
------------ -------------------------------------------------------------------
             4)   Source of Funds (See Instructions)
------------ -------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is
                  Required Pursuant to Items 2(d) or 2(e)....................[ ]
------------ -------------------------------------------------------------------
             6)   Citizenship or Place of Organization..................New York
------------ -------------------------------------------------------------------
Number of                 (7)   Sole Voting Power............................-0-
Shares Beneficially       ------------------------------------------------------
Owned by                  (8)   Shared Voting Power...................27,933,409
Each Reporting Person     ------------------------------------------------------
With                      (9)   Sole Dispositive Power.......................-0-
                          ------------------------------------------------------
                          (10)  Shared Dispositive Power..............27,933,409
------------ -------------------------------------------------------------------
             11)    Aggregate Amount Beneficially Owned by Each
                    Reporting Person .................................27,933,409
------------ -------------------------------------------------------------------
             12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)................................[ ]
------------ -------------------------------------------------------------------
             13)    Percent of Class Represented by Amount in Row (11).....7.69%
------------ -------------------------------------------------------------------
             14)    Type of Reporting Person (See Instructions)...............PN
------------ -------------------------------------------------------------------

Schedule 13D                                                        Page 5 of 11

CUSIP No. 64114B 10 4
--------------------------------------------------------------------------------
             1) Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Warburg Pincus LLC
                  (formerly E.M. Warburg, Pincus & Co., LLC)....I.D.# 13-3536050
------------ -------------------------------------------------------------------
             2) Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)..........................................................[ ]
                (b)..........................................................[X]
------------ -------------------------------------------------------------------
             3)   SEC Use Only
------------ -------------------------------------------------------------------
             3)   SEC Use Only
------------ -------------------------------------------------------------------
             4)   Source of Funds (See Instructions)
------------ -------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is
                  Required Pursuant to Items 2(d) or 2(e)....................[ ]
------------ -------------------------------------------------------------------
             6)   Citizenship or Place of Organization..................New York
------------ -------------------------------------------------------------------
Number of                 (7)   Sole Voting Power............................-0-
Shares Beneficially       ------------------------------------------------------
Owned by                  (8)   Shared Voting Power...................27,933,409
Each Reporting Person     ------------------------------------------------------
With                      (9)   Sole Dispositive Power.......................-0-
                          ------------------------------------------------------
                          (10)  Shared Dispositive Power..............27,933,409
------------ -------------------------------------------------------------------
             11)    Aggregate Amount Beneficially Owned by Each
                    Reporting Person..................................27,933,409
------------ -------------------------------------------------------------------
             12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)................................[ ]
------------ -------------------------------------------------------------------
             13)    Percent of Class Represented by Amount in Row (11).....7.69%
------------ -------------------------------------------------------------------
             14)    Type of Reporting Person (See Instructions)...............PN
------------ -------------------------------------------------------------------

Schedule 13D                                                        Page 6 of 11


Introductory Note

     This Amendment No. 2 (this "Amendment No. 2") amends and supplements the
Schedule 13D originally filed with the Securities and Exchange Commission on March 17, 2000, as amended by Amendment No. 1 dated March 22, 2002 (as so amended, the "Schedule 13D"), relating to the Ordinary Shares, nominal value
6.00 Polish Zloty (or "PLN") per share ("Ordinary Shares"), of Netia Holdings S.A., a Polish corporation (the "Company") and filed on behalf of: Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI"), Warburg Pincus & Co., a New York general partnership ("WP") and Warburg Pincus LLC, a New York limited liability company (formerly known as E.M. Warburg, Pincus & Co., LLC) ("WP LLC" and together with WPEP, WPVI and WP, the "Reporting Entities").

     The holdings of Ordinary Shares of WP and WP LLC in this Schedule 13D include certain Ordinary Shares which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII"), Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII, WPNEPIII, WPVI and WPEP, the "Investors" and individually an "Investor"). WP, WP LLC and the Investors are referred to herein as the "Group Members." The economic interests of the Investors are all held through a single entity, Warburg Netia Holding Limited, a Cyprus company.

     Unless the context otherwise requires, references in the original Schedule 13D or in this Amendment No. 2 to the "Common Stock" are references to the Ordinary Shares. Unless otherwise defined, capitalized terms used in this Amendment No. 2 shall have the meaning ascribed to them in the original Schedule 13D.

Schedule 13D                                                        Page 7 of 11


Item 4. Purpose of Transaction:

     The response to Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     The following text is hereby added immediately prior to the final paragraph of this Item:

Restructuring Completed - Warrant Issuance

     In accordance with the terms of the Restructuring Agreement, on February 10, 2003, the Polish National Securities Depositary registered 312,626,040 Series H Ordinary Shares of the Company, which were subsequently distributed to certain creditors of the Company. In addition, on May 15, 2003, in accordance with the Restructuring Agreement, an aggregate of approximately 32.4 million subscription warrants, each entitling its holder to subscribe for one Series J Ordinary Share of the Company through April 29, 2005 (the "Two-Year Warrants") and approximately 32.4 million subscription warrants, each entitling its holder to subscribe for one Series J Ordinary Share of the Company through April 29, 2006 (the "Three Year Warrants", and together with the Two Year Warrants, the "Warrants") were transferred to persons who were shareholders of record of the Company as at December 22, 2002 (the "Warrant Distribution"). All of the Warrants are immediately exercisable and have an exercise price of 2.53 Polish zloty per Ordinary Share. In connection with the Warrant Distribution, the Investors received, in the aggregate: 3,070,623 Two Year Warrants and 3,070,623 Three Year Warrants.

     On May 28, 2003, the Investors notified TeliaSonera AB (formerly known as Telia AB) that they were exercising their right under the Option Agreement to acquire from TeliaSonera an aggregate of 6,088,835 Ordinary Shares and 12,799,643 Warrants (comprised of

Schedule 13D                                                        Page 8 of 11


an aggregate of 6,389,821 Two Year Warrants and 6,389,822 Three Year Warrants), all for an aggregate exercise price of (euro)1.00 (the "Option Exercise"). The transfer of these Ordinary Shares and Warrants remains subject to receipt of Polish regulatory approval which is anticipated to occur within the next 6-8 weeks. For purposes of this Amendment No. 2, these Ordinary Shares and Warrants are reflected as being beneficially owned by the Investors.

Item 5. Interest in Securities of the Issuer:

     Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety to reflect the Warrant Distribution, the Option Exercise and more recent information regarding the number of Ordinary Shares of the Company outstanding. As of June 10, 2003, the Company publicly reported that there were an aggregate of 344,142,762 Ordinary Shares issued and outstanding. Based upon such total outstanding shares, and taking into account the Ordinary Shares issuable upon exercise of the Warrants (both those issued to the Investors in the Warrant Distribution and those that are subject to transfer as a result of the Option Exercise), as well as the Ordinary Shares that are subject to transfer as a result of the Option Exercise, the beneficial ownership of the Reporting Entities of the Company's Ordinary Shares and the percentage ownership reflected by such beneficial ownership is as follows:

                    Ordinary Shares     Percentage
                    ---------------     ----------
     (a)  WPEP -    13,198,537          (3.74%)
          WPVI -    13,966,704          (3.95%)
          WP -      27,933,409          (7.69%)
          WP LLC -  27,933,409          (7.69%)

                    Ordinary Shares     Ownership
                    ---------------     ---------
     (b)  WPEP -    13,198,537          Shared voting and dispositive power
          WPVI -    13,966,704          Shared voting and dispositive power
          WP -      27,933,409          Shared voting and dispositive power WP
          LLC -     27,933,409          Shared voting and dispositive power

Schedule 13D                                                        Page 9 of 11


     Item 5(c) is hereby amended by adding thereto the following:

     (c) On May 22, 2003, the Warrant Distribution took place and the Reporting Persons received the following Warrants:

                    2 yr Warrants          3 yr Warrants
                    -------------          -------------
     WPEP -             1,450,869              1,450,869
     WPVI -             1,535,312              1,535,312
     WP -               3,070,623              3,070,623
     WP LLC -           3,070,623              3,070,623

     On May 28, 2003, as a result of the Option Exercise, each of the Reporting Persons obtained the right to acquire from TeliaSonera AB and therefore beneficial ownership of, the following securities of the Company:

                    Ordinary Shares     2 yr Warrants     3 yr Warrants
                    ---------------     -------------     -------------
     WPEP -               2,876,975         3,019,190         3,019,191
     WPVI -               3,044,418         3,194,911         3,194,911
     WP -                 6,088,835         6,389,821         6,389,822
     WP LLC -             6,088,835         6,389,821         6,389,822

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

     Reference is made to the above discussion under Item 4. with respect to the completion of the Restructuring Agreement and the related the Warrant Distribution, and the Option Exercise under the Option Agreement.

Schedule 13D                                                       Page 10 of 11


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2003

                                       WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                       By: Warburg Pincus & Co., General Partner

                                           By: /S/ Scott A. Arenare
                                               ------------------------------
                                               Scott A. Arenare, Partner

                                       WARBURG, PINCUS VENTURES
                                       INTERNATIONAL, L.P.

                                       By: Warburg Pincus & Co., General Partner

                                           By: /S/ Scott A. Arenare
                                               ------------------------------
                                               Scott A. Arenare, Partner


                                       WARBURG, PINCUS NETHERLANDS EQUITY
                                       PARTNERS I, C.V.

                                       By: Warburg Pincus & Co., General Partner

                                           By: /S/ Scott A. Arenare
                                               ------------------------------
                                               Scott A. Arenare, Partner


                                       WARBURG, PINCUS NETHERLANDS EQUITY
                                       PARTNERS II, C.V.

                                       By: Warburg Pincus & Co., General Partner

                                           By: /S/ Scott A. Arenare
                                               ------------------------------
                                               Scott A. Arenare, Partner

Schedule 13D                                                      Page 11 of 11


                                       WARBURG, PINCUS NETHERLANDS EQUITY
                                       PARTNERS III, C.V.

                                       By: Warburg Pincus & Co., General Partner

                                           By: /S/ Scott A. Arenare
                                               ------------------------------
                                               Scott A. Arenare, Partner


                                       WARBURG PINCUS & CO.

                                       By: /S/ Scott A. Arenare
                                           ------------------------------
                                           Scott A. Arenare, Partner


                                       WARBURG PINCUS LLC

                                       By: /S/ Scott A. Arenare
                                           ------------------------------
                                           Scott A. Arenare, Member